SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
BELL MICROPRODUCTS INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

3-3/4% Convertible Subordinated Notes,	078137AB2
Due 2024
3-3/4% Convertible Subordinated Notes,	078137AC0
Series B Due 2024
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
David R. Birk, Esq.
Vice President and Assistant Secretary
Bell Microproducts Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of
Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Scott I. Gruber, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$110,000,000	$7,843

*	Calculated solely for purposes of determining the filing fee. The aggregate purchase price of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (together, the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 16, 2010, there was $110,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $110,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on July 16, 2010 in connection with the filing by Bell Microproducts Inc. of the original Schedule TO (Registration No. 005-43709).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Amendment No. 2 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on July 16, 2010, and amendment No. 1 filed on August 2, 2010, by Bell Microproducts Inc. (the “Company”), a corporation existing under the laws of California, and relates to the Company’s offer to purchase its 3-3/4% Convertible Subordinated Notes, Due 2024 (the "Series A Notes”) and 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (the “Series B Notes” and together with the Series A Notes, the “Notes”), made on the terms and conditions set forth in the Notice of Change in Control to Holders of the Series A Notes and the Series B Notes, dated July 16, 2010, and revised August 2, 2010 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related notice materials filed as exhibits to this Schedule TO.
          The information in the Offer to Purchase is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. You should read this Amendment together with the Schedule TO, Amendment No. 1, the Offer to Purchase and the related offer materials filed with the Schedule TO.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 5(e) is hereby amended as follows:
(e)	Agreements Involving the Subject Company’s Securities. The information set forth under Item 12(d) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
Item 7(d) is hereby amended as follows:
(d)	Borrowed Funds. The information set forth under Item 12(b) of this Amendment and “Payment of Offer to Purchase” in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.
Item 12 is hereby amended as follows:

Exhibit
Number	Description
(a)(1)*	Notice of Change in Control to Holders of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024, dated July 16, 2010.

(a)(2)*	Form of Change in Control Purchase Notice.

(a)(4)(i)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, due 2024 included in the Company’s Registration Statement on Form S-3, filed on June 3, 2004.

(a)(4)(ii)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, Series B due 2024 included in the Company’s Registration Statement on Form S-4, filed on November 16, 2004.

(a)(5)	Press release issued on July 16, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010.

(b)	Credit Agreement dated September 27, 2007 among Avnet, Inc., a New York corporation, Avnet Japan Co., Ltd., a private company governed under the laws of Japan, each other Subsidiary of the Company party thereto, each lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, incorporated herein by reference to Avnet Inc.’s Current Report on Form 8-K dated September 28, 2007, Exhibit 10.1.

Exhibit
Number	Description
(d)(1)	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 3, 2004.

(d)(2)	Form of Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on November 16, 2004.

(d)(3)	First Supplemental Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 21, 2006.

(d)(4)	Agreement and Plan of Merger by and among Avnet, Inc., AVT Acquisition Corp. and Bell Microproducts Inc. dated as of March 28, 2010, incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on March 29, 2010.

(d)(5)	Registration Rights Agreement dated March 5, 2004 by and among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc, incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (File No. 333-116130) on June 3, 2004.

(d)(6)	9% Senior Subordinated Note in the Amount of $23,000,000 dated as of October 2, 2006 in connection with the Securities Purchase Agreement dated as of October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and the Employees’ Retirement System of Alabama, incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(7)	9% Senior Subordinated Note in the Amount of $12,000,000 dated as of October 2, 2006 in connection with the Securities Purchase Agreement dated as of October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, incorporated by reference to Exhibit 10.3 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(8)	Warrant to Purchase 125,000 Shares of Common Stock Bell Microproducts Inc. dated as of October 2, 2006, incorporated by reference to Exhibit 10.4 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(9)	Syndicated Composite Guarantee and Debenture effective as of December 2, 2002 by and among Bell Microproducts Limited, certain other companies and Bank of America, N.A., incorporated by reference to Exhibit 10.40 filed with the Company’s Annual Report on Form 10-K (File No. 000-21528) for the year ended December 31, 2002.

(d)(10)	Securities Purchase Agreement dated October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(11)	Ninth Supplemental Agreement dated May 21, 2008 in relation to a Syndicated Credit Agreement dated December 2, 2002, among Bell Microproducts Limited, Bell Microproducts Europe Export Limited, Bell Microproducts Europe (Holdings) B.V., BM Europe Partners C.V., Bell Microproducts Europe B.V. and Bank of America, National Association, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on May 28, 2008.

Exhibit
Number	Description
(d)(12)	Amended and Restated Credit Agreement effective as of June 30, 2008 and executed on August 5, 2008, among the Company, The Teachers’ Retirement System of Alabama, The Employees’ Retirement System of Alabama, Judicial Retirement Fund, the PEIRAF-Deferred Compensation Plan and the Public Employee Individual Retirement Account Fund, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on August 6, 2008.

(d)(13)	Letter to Bell Microproducts Inc. dated August 4, 2008, from The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, amending the Securities Purchase Agreement dated October 2, 2006, incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on August 6, 2008.

(d)(14)	Letter Agreement executed August 6, 2008 between Bell Microproducts Limited and Bank of America, N.A. as Agent for the Syndicated Credit Agreement dated December 2, 2002, as amended and restated effective May 21, 2008, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on August 11, 2008.

(d)(15)	Amended and Restated Loan and Security Agreement dated September 29, 2008, among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on September 30, 2008.

(d)(16)	Second Amendment to Amended and Restated Loan and Security Agreement dated February 17, 2009, among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western)) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 20, 2009.

(d)(17)	Second Amendment to the June 30, 2008 Amended and Restated Credit Agreement dated as of February 24, 2009, among the TRSA, ERSA, Judicial Retirement Fund, PEIRAF-Deferred Compensation Plan and Public Employees Individual Retirement Account Fund. Incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on March 2, 2009.

(d)(18)	Letter Agreement to Bell Microproducts Inc. dated February 25, 2009, among the Company, TRSA and ERSA, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on March 3, 2009.

(d)(19)	First Amendment to Amended and Restated Loan Agreement dated as of November 10, 2008, by and among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.31 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, on June 29, 2009.

Exhibit
Number	Description
(d)(20)	First Amendment to Amended and Restated Credit Agreement dated as of December 23, 2008, by and among the Company, TRSA, ERSA, Judicial Retirement Fund, the PEIRAF-Deferred Compensation Plan and the Public Employee Individual Retirement Account Fund, incorporated by reference to Exhibit 10.32 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, on June 29, 2009.

(d)(21)	Letter Agreement executed June 29, 2009, among Bell Microproducts Limited, other European-based subsidiaries of the Company, and Bank of America, N.A., incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 1, 2009.

(d)(22)	Tenth Supplemental Agreement dated December 18, 2009 in relation to a Syndicated Credit Agreement dated December 2, 2002, among Bell Microproducts Limited, Bell Microproducts Europe Export Limited, Bell Microproducts Europe (Holdings) B.V., BM Europe Partners C.V., Bell Microproducts Europe B.V. and Bank of America, N.A., incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on December 23, 2009.

(d)(23)	Fee Letter entered into between Bell Microproducts Ltd., and Bank of America N.A. dated December 18, 2009, incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on December 23, 2009.

(d)(24)	Third Amendment to Amended and Restated Loan Security Agreement dated February 3, 2010 by and between the Company, and certain of the Company’s U.S. and Canadian subsidiaries, on the one hand, and Wachovia Capital Finance Corporation (Western) in its capacity as administrative agent for the Lenders, and Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc., and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 4, 2010.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of the Company on July 16, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELL MICROPRODUCTS INC.
Date: August 5, 2010
	By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	President and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)*	Notice of Change in Control to Holders of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024, dated July 16, 2010.

(a)(2)*	Form of Change in Control Purchase Notice.

(a)(4)(i)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, due 2024 included in the Company’s Registration Statement on Form S-3, filed on June 3, 2004.

(a)(4)(ii)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, Series B due 2024 included in the Company’s Registration Statement on Form S-4, filed on November 16, 2004.

(a)(5)	Press release issued on July 16, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010.

(b)	Credit Agreement dated September 27, 2007 among Avnet Inc., a New York corporation, Avnet Japan Co., Ltd., a private company governed under the laws of Japan, each other Subsidiary of the Company party thereto, each lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, incorporated herein by reference to Avnet Inc.’s Current Report on Form 8-K dated September 28, 2007, Exhibit 10.1.

(d)(1)	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 3, 2004.

(d)(2)	Form of Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on November 16, 2004.

(d)(3)	First Supplemental Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 21, 2006.

(d)(4)	Agreement and Plan of Merger by and among Avnet, Inc., AVT Acquisition Corp. and Bell Microproducts Inc. dated as of March 28, 2010, incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on March 29, 2010.

(d)(5)	Registration Rights Agreement dated March 5, 2004 by and among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc, incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (File No. 333-116130) on June 3, 2004.

(d)(6)	9% Senior Subordinated Note in the Amount of $23,000,000 dated as of October 2, 2006 in connection with the Securities Purchase Agreement dated as of October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and the Employees’ Retirement System of Alabama, incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

Exhibit
Number	Description
(d)(7)	9% Senior Subordinated Note in the Amount of $12,000,000 dated as of October 2, 2006 in connection with the Securities Purchase Agreement dated as of October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, incorporated by reference to Exhibit 10.3 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(8)	Warrant to Purchase 125,000 Shares of Common Stock Bell Microproducts Inc. dated as of October 2, 2006, incorporated by reference to Exhibit 10.4 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(9)	Syndicated Composite Guarantee and Debenture effective as of December 2, 2002 by and among Bell Microproducts Limited, certain other companies and Bank of America, N.A., incorporated by reference to Exhibit 10.40 filed with the Company’s Annual Report on Form 10-K (File No. 000-21528) for the year ended December 31, 2002.

(d)(10)	Securities Purchase Agreement dated October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

(d)(11)	Ninth Supplemental Agreement dated May 21, 2008 in relation to a Syndicated Credit Agreement dated December 2, 2002, among Bell Microproducts Limited, Bell Microproducts Europe Export Limited, Bell Microproducts Europe (Holdings) B.V., BM Europe Partners C.V., Bell Microproducts Europe B.V. and Bank of America, National Association, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on May 28, 2008.

(d)(12)	Amended and Restated Credit Agreement effective as of June 30, 2008 and executed on August 5, 2008, among the Company, The Teachers’ Retirement System of Alabama, The Employees’ Retirement System of Alabama, Judicial Retirement Fund, the PEIRAF-Deferred Compensation Plan and the Public Employee Individual Retirement Account Fund, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on August 6, 2008.

(d)(13)	Letter to Bell Microproducts Inc. dated August 4, 2008, from The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, amending the Securities Purchase Agreement dated October 2, 2006, incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on August 6, 2008.

(d)(14)	Letter Agreement executed August 6, 2008 between Bell Microproducts Limited and Bank of America, N.A. as Agent for the Syndicated Credit Agreement dated December 2, 2002, as amended and restated effective May 21, 2008, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on August 11, 2008.

(d)(15)	Amended and Restated Loan and Security Agreement dated September 29, 2008, among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on September 30, 2008.

(d)(16)	Second Amendment to Amended and Restated Loan and Security Agreement dated February 17, 2009, among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder,

Exhibit
Number	Description
LLC, as Guarantors and Wachovia Capital Finance Corporation (Western)) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 20, 2009.

(d)(17)	Second Amendment to the June 30, 2008 Amended and Restated Credit Agreement dated as of February 24, 2009, among the TRSA, ERSA, Judicial Retirement Fund, PEIRAF-Deferred Compensation Plan and Public Employees Individual Retirement Account Fund. Incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on March 2, 2009.

(d)(18)	Letter Agreement to Bell Microproducts Inc. dated February 25, 2009, among the Company, TRSA and ERSA, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on March 3, 2009.

(d)(19)	First Amendment to Amended and Restated Loan Agreement dated as of November 10, 2008, by and among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.31 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, on June 29, 2009.

(d)(20)	First Amendment to Amended and Restated Credit Agreement dated as of December 23, 2008, by and among the Company, TRSA, ERSA, Judicial Retirement Fund, the PEIRAF-Deferred Compensation Plan and the Public Employee Individual Retirement Account Fund, incorporated by reference to Exhibit 10.32 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, on June 29, 2009.

(d)(21)	Letter Agreement executed June 29, 2009, among Bell Microproducts Limited, other European-based subsidiaries of the Company, and Bank of America, N.A., incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 1, 2009.

(d)(22)	Tenth Supplemental Agreement dated December 18, 2009 in relation to a Syndicated Credit Agreement dated December 2, 2002, among Bell Microproducts Limited, Bell Microproducts Europe Export Limited, Bell Microproducts Europe (Holdings) B.V., BM Europe Partners C.V., Bell Microproducts Europe B.V. and Bank of America, N.A., incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on December 23, 2009.

(d)(23)	Fee Letter entered into between Bell Microproducts Ltd., and Bank of America N.A. dated December 18, 2009, incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on December 23, 2009.

(d)(24)	Third Amendment to Amended and Restated Loan Security Agreement dated February 3, 2010 by and between the Company, and certain of the Company’s U.S. and Canadian subsidiaries, on the one hand, and Wachovia Capital Finance Corporation (Western) in its capacity as administrative agent for the Lenders, and Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc., and Wells Fargo Foothill, LLC, incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 4, 2010.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of the Company on July 16, 2010.